SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2011

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated December 6, 2011	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: December 7, 2011	By:	/s/ Li Yue

Name: Li Yue
Title: Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED 中國移動有限公司 (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

The Board announces that on 6 December 2011:

(i)	the Company and CMCC agreed to renew the Telecommunications Services Cooperation Agreement according to its terms for a term of one year commencing on 1 January 2012;

(ii)	the Company and CMCC agreed to renew the Network Capacity Leasing Agreement according to its terms for a term of one year commencing on 1 January 2012;

(iii)	the Company, CMCC and TieTong agreed to renew the Tripartite Agreement according to its terms for a term of one year commencing on 1 January 2012; and

(iv)	the Company and CMCC agreed to renew the Network Assets Leasing Agreement according to its terms for a term of one year commencing on 1 January 2012.

Annual caps for the transactions contemplated under the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement for the year ending 31 December 2012 are set out as follow:

For the year ending 31 December 2012

Telecommunications Services Cooperation Agreement (as renewed) — charges payable by the Company for the services to be provided by CMCC and its operating subsidiaries	RMB2,500 million (equivalent to approximately HK$3,071 million)

Telecommunications Services Cooperation Agreement (as renewed) — charges receivable by the Company for the services to be provided to CMCC and its operating subsidiaries	RMB900 million (equivalent to approximately HK$1,106 million)

Network Capacity Leasing Agreement (as renewed) — leasing fees payable by the Company to CMCC	RMB3,500 million (equivalent to approximately HK$4,300 million)

Tripartite Agreement (as renewed) — settlement charges payable by the Company to TieTong	RMB700 million (equivalent to approximately HK$860 million)

Network Assets Leasing Agreement (as renewed) — leasing fees payable by the Company to CMCC and its subsidiaries	RMB3,500 million (equivalent to approximately HK$4,300 million)

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. As TieTong is a wholly-owned subsidiary of CMCC, TieTong is also a connected person of the Company. Accordingly, the transactions contemplated under the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) constitute continuing connected transactions for the Company under Rule 14A.34 of the Listing Rules.

Since each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the annual caps for the amounts payable or receivable by the Company under the Telecommunications Services Cooperation Agreement (as renewed), and for the amounts payable by the Company under each of the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) is, on an annual basis, above 0.1% but below 5%, each of the transactions contemplated thereunder is classified as a continuing connected transaction under Rule 14A.34 of the Listing Rules and is only subject to the reporting, annual review and announcement requirements set out in the Listing Rules but is exempt from the independent shareholders’ approval requirement under the Listing Rules. Details of the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) will be included in the annual report and accounts of the Company in accordance with Rules 14A.45 and 14A.46 of the Listing Rules.

Reference is made to the announcement dated 21 December 2010 of the Company where the Company announced, among others, that (i) the Company and CMCC agreed to renew the Telecommunications Services Cooperation Agreement according to its terms for a term of one year commencing on 1 January 2011, (ii) the Company and CMCC agreed to renew the Network Capacity Leasing Agreement according to its terms for a term of one year commencing on 1 January 2011, and (iii) the Company, CMCC and TieTong agreed to renew the Tripartite Agreement according to its terms for a term of one year commencing on 1 January 2011, and the relevant annual caps for the transactions under the Telecommunications Services Cooperation Agreement, the Network Capacity Leasing Agreement and the Tripartite Agreement in respect of the year ending 31 December 2011. Reference is also made to the announcement of the Company dated 18 August 2011 where the Company announced, among others, that the Company and CMCC entered into the Network Assets Leasing Agreement which shall expire on 31 December 2011, and the annual cap for the transactions under the Network Assets Leasing Agreement for the year ending 31 December 2011.

As the foregoing agreements will expire on 31 December 2011 and the Group intends to continue carrying out the various transactions contemplated under such agreements in the ordinary and usual course of business of the Group, the Board announces that on 6 December 2011:

(i)	the Company and CMCC agreed to renew the Telecommunications Services Cooperation Agreement according to its terms for a term of one year commencing on 1 January 2012;

(ii)	the Company and CMCC agreed to renew the Network Capacity Leasing Agreement according to its terms for a term of one year commencing on 1 January 2012;

(iii)	the Company, CMCC and TieTong agreed to renew the Tripartite Agreement according to its terms for a term of one year commencing on 1 January 2012; and

(iv)	the Company and CMCC agreed to renew the Network Assets Leasing Agreement according to its terms for a term of one year commencing on 1 January 2012.

Each of the transactions contemplated under the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) involves the provision of goods and/or services which is carried out on a continuing or recurring basis in the ordinary and usual course of business of the Company and constitutes a continuing connected transaction under the Listing Rules.

RENEWAL OF THE TELECOMMUNICATIONS SERVICES COOPERATION AGREEMENT

In order to better position the Group in the changing landscape of the telecommunications industry in China and to enable the Group to meet the subscribers’ demand for one-stop shop telecommunications services, the Company and CMCC entered into the Telecommunications Services Cooperation Agreement on 6 November 2009, pursuant to which the Company and its operating subsidiaries on the one hand and CMCC and its operating subsidiaries on the other will provide subscriber development services to each other by utilising their respective existing sales channels and resources, such as sales outlets, Internet sales network, sales personnel and local sales units, and will cooperate in the provision of basic telecommunications services and value-added telecommunications services to subscribers of the other party, with a view to achieving integrated development of mobile telecommunications and fixed- line telecommunications services and enjoying the synergies created by complementing the services provided by the Company and CMCC and their respective operating subsidiaries. The initial term of the Telecommunications Services Cooperation Agreement expired on 31 December 2010. The Telecommunications Services Cooperation Agreement provides that upon expiry of its term, the agreement may be renewed for further terms of one year automatically if the parties so wish. The Company and CMCC agreed to renew the Telecommunications Services Cooperation Agreement on 21 December 2010 for a term of one year commencing on 1 January 2011. In view of the expiry of the Telecommunications Services Cooperation Agreement on 31 December 2011, the parties have again agreed to renew the Telecommunications Services Cooperation Agreement on 6 December 2011 for a term of one year commencing on 1 January 2012.

Agency Services

Pursuant to the Telecommunications Services Cooperation Agreement, each party shall provide subscriber development services to the other party, including but not limited to installation and maintenance services, sales services, tariff collection services, business enquiries and other customer services to subscribers of the other party by utilising its existing sales channels and resources, such as sales outlets, Internet sales network, sales personnel and local sales units (collectively, the “Agency Services”).

The service fees payable by the Company and CMCC shall be determined with reference to market prices after taking into consideration the actual volume of Agency Services provided by the other party and performance indicators such as total sales being recognised and additional number of subscribers acquired as a result of the provision of Agency Services by the other party.

Business Cooperation

In addition, pursuant to the Telecommunications Services Cooperation Agreement, the Company and CMCC and their respective operating subsidiaries shall cooperate in the provision of basic telecommunications services (such as fixed-line phone services, fixed-line IDD phone services, IP phone-to-phone calls services, 2G GSM and 3G TD-SCDMA mobile telecommunications services) (the “Basic Telecommunications Services”) and value-added telecommunications services (such as paging services, data transmission services, voice mailbox services and network connection services) (the “Value-Added Telecommunications Services”), to subscribers of the other party by integrating and bundling its Basic Telecommunications Services and Value-Added Telecommunications Services with the services of the other party and providing necessary number and licence resources support to the other party, so as to enable the other party to offer a complete telecommunications solution to its subscribers.

The charges under the Telecommunications Services Cooperation Agreement are payable on a monthly basis in cash. The charges payable by the Company and CMCC are determined with reference to the following pricing principles after taking into account the actual volume of Basic Telecommunications Services and Value-Added Telecommunications Services provided by them and the resources and investment contributed by them:

•	the government fixed price;

•	where there is no government fixed price but a government guidance price exists, the government guidance price;

•	where there is neither a government fixed price nor a government guidance price, the market price; or

•	where none of the above is applicable, the price to be agreed between the parties and determined on a cost-plus basis.

The charges received by the Company for the services provided to CMCC and its operating subsidiaries under the Telecommunications Services Cooperation Agreement for the year ended 31 December 2010 are below 0.1% of each of the applicable ratios set out in Rule 14.07 of the Listing Rules. The charges receivable by the Company for the services provided to CMCC and its operating subsidiaries under the Telecommunications Services Cooperation Agreement for the year ending 31 December 2011 are expected to be below 0.1% of each of the applicable ratios set out in Rule 14.07 of the Listing Rules.

The annual cap for the charges payable by the Company for the services provided by CMCC and its operating subsidiaries under the Telecommunications Services Cooperation Agreement for the year ended 31 December 2010 and the year ending 31 December 2011 are RMB1,600 million (equivalent to approximately HK$1,966 million) and RMB1,700 million (equivalent to approximately HK$2,088 million), respectively. For the year ended 31 December 2010, the charges payable by the Company for the services provided by CMCC and its operating subsidiaries under the Telecommunications Services Cooperation Agreement was RMB536 million (equivalent to approximately HK$658 million). Based on the Group’s unaudited management accounts, the fees payable by the Company for the services provided by CMCC and its subsidiaries under the Telecommunications Services Cooperation Agreement for the period from 1 January 2011 to 30 September 2011 amounted to RMB729 million (equivalent to approximately HK$896 million), and during the same period, the fees receivable by the Company for the services provided to CMCC and its subsidiaries under the Telecommunications Services Cooperation Agreement amounted to RMB120 million (equivalent to approximately HK$147 million).

In order to address the full-service business competitive landscape in the telecommunications market in China, the Group and CMCC and its operating subsidiaries will need to better utilise each other’s telecommunications licence and business brand resources to develop synergies in sales and marketing and further expand market share through promotion of business-bundling and joint marketing. The aggregate amount of charges payable by the Company for the services to be provided by CMCC and its operating subsidiaries under the Telecommunications Services Cooperation Agreement (as renewed) for the year ending 31 December 2012 is expected to increase to an amount not exceeding RMB2,500 million (equivalent to approximately HK$3,071 million) and the aggregate amount of charges receivable by the Company for the services to be provided to CMCC and its operating subsidiaries under the Telecommunications Services Cooperation Agreement for the year ending 31 December 2012 is expected to be not exceeding RMB900 million (equivalent to approximately HK$1,106 million). Accordingly, these amounts are set as the annual caps for the amount payable and receivable by the Company, respectively, under the Telecommunications Services Cooperation Agreement (as renewed) for the year ending 31 December 2012.

RENEWAL OF THE NETWORK CAPACITY LEASING AGREEMENT

In preparation for the TD-SCDMA business and to better utilise the resources of CMCC, the Company entered into the Network Capacity Leasing Agreement with CMCC on 29 December 2008. The term of the Network Capacity Leasing Agreement was one year effective from 1 January 2009, and unless the parties agree otherwise, upon expiry of the term, the Network Capacity Leasing Agreement shall automatically be renewed for further terms of one year. As the ongoing deployment and improvements to the TS-SCDMA network and in order to actively develop and promote the TD-SCDMA business, the Company and CMCC agreed to renew the Network Capacity Leasing Agreement on 6 November 2009 and 21 December 2010 for a term of one year commencing on 1 January 2010 and 1 January 2011, respectively. In view of the expiry of the Network Capacity Leasing Agreement on 31 December 2011, the parties have again agreed to renew the Network Capacity Leasing Agreement on 6 December 2011 for a further term of one year commencing on 1 January 2012.

Pursuant to the Network Capacity Leasing Agreement, the Company and its operating subsidiaries lease the TD-SCDMA network capacity (the “TD Network Capacity”) from CMCC and pay leasing fees (the “Capacity Leasing Fees”) to CMCC.

The Capacity Leasing Fees are payable on a monthly basis in cash. The Capacity Leasing Fees payable by the Company under the Network Capacity Leasing Agreement are determined on a basis that reflects the Group’s actual usage of CMCC’s TD Network Capacity and to compensate CMCC for the costs of such network capacity. The Capacity Leasing Fees shall be calculated using the following formula:

Capacity Leasing Fees = the costs of the related assets of the TD Network Capacity of CMCC during the period x the average usage of the TD-SCDMA network during the period;

the costs of the related assets of the TD Network Capacity of CMCC during the period = charges including the depreciation and amortisation charges of the TD network assets that are recorded as fixed assets or intangible assets of CMCC which have been realised into network capacity during the period; and

the average usage of the TD-SCDMA network during the period is calculated with reference to general practice for network construction and leasing and is based on the average actual usage of the base resource units of the TD-SCDMA network at peak hours by the operating subsidiaries.

The annual caps for the transactions contemplated under the Network Capacity Leasing Agreement for the year ended 31 December 2010 and the year ending 31 December 2011 are RMB2,000 million (equivalent to approximately HK$2,457 million) and RMB3,000 million (equivalent to approximately HK$3,685 million), respectively. For the year ended 31 December 2010, the Capacity Leasing Fees payable by the Company to CMCC was RMB578 million (equivalent to approximately HK$710 million). Based on the Group’s unaudited management accounts, the Capacity Leasing Fees payable by the Company to CMCC for the period from 1 January 2011 to 30 September 2011 amounted to RMB690 million (equivalent to approximately HK$848 million).

The Company has extended the marketing cooperation in respect of the TD-SCDMA business with CMCC’s operating subsidiaries to 31 provinces in China. In 2011, the Company further strengthened such marketing cooperation, and as a result, the subscribers of the TD-SCDMA business continued to grow in 2011 when compared with the year 2010, and the average usage of TD-SCDMA network increased accordingly. Meanwhile, as the deployment and improvements to the TD-SCDMA network and the upgrade of relevant network and terminals continue, the costs of the related assets will increase accordingly. In addition, the Group will continue to actively develop and promote the TD-SCDMA business, especially the fast growing data flow business, and it is anticipated that the subscribers of the TD-SCDMA business will continue to grow in 2012. Therefore, it is expected that the average usage of the TD-SCDMA network will continue to increase. Based on the formula for calculating the Capacity Leasing Fees, any increase in the depreciation costs and amortised expenses in relation to the assets of the TD Network Capacity and the average usage of the TD-SCDMA network will in turn result in an increase in the Capacity Leasing Fees payable by the Company to CMCC under the Network Capacity Leasing Agreement.

Based on the existing scale of the TD-SCDMA network, the expected development of the TD-SCDMA business and the anticipated usage of the TD-SCDMA network, the amount of Capacity Leasing Fees payable by the Company to CMCC under the Network Capacity Leasing Agreement (as renewed) for the year ending 31 December 2012 is expected not to exceed RMB3,500 million (equivalent to approximately HK$4,300 million). Accordingly, this amount is set as the annual cap for the transactions contemplated under the Network Capacity Leasing Agreement (as renewed) for the year ending 31 December 2012.

RENEWAL OF THE TRIPARTITE AGREEMENT

The Company entered into the Tripartite Agreement with CMCC and TieTong on 13 November 2008, pursuant to which the rights and obligations of CMCC under a series of interconnection settlement agreements entered into between CMCC and TieTong from January 2002 to December 2007 were transferred to the Company. Such interconnection settlement agreements regulate the interconnection of the networks of CMCC and TieTong and the settlement of charges for various telecommunications services, including IP phone calls, long distance calls, international telephone service and dial-up service. The initial term of the Tripartite Agreement expired on 31 December 2009, and pursuant to the terms thereof unless the parties agree otherwise, upon the expiry of the term, the Tripartite Agreement shall automatically be renewed for further terms of one year. The Company, CMCC and TieTong agreed to renew the Tripartite Agreement on 6 November 2009 and 21 December 2010 for a term of one year commencing on 1 January 2010 and 1 January 2011, respectively. In view of the expiry of the Tripartite Agreement on 31 December 2011, the parties have again agreed to renew the Tripartite Agreement on 6 December 2011 for a further term of one year commencing on 1 January 2012.

Settlement payments are made on a monthly basis in cash. Details of the interconnection settlement arrangements between the Company and TieTong under the Tripartite Agreement are set out below:

(i)	For local network calls and long distance calls between GSM mobile call subscribers of the Company and trunk call subscribers of TieTong, the calling party makes a settlement payment to the called party at the rate of RMB0.06 per minute;

(ii)	For IP phone inter-network calls, TieTong makes a settlement payment to the Company at the rate of RMB0.06 per minute;

(iii)	For calls from subscribers of the Company to 102199 voice mailbox or 10261/10262 Call Centre of TieTong, the Company makes a settlement payment to TieTong at the rate of RMB0.06 per minute;

(iv)	For the use of TieTong’s debit cards by subscribers of the Company and the use of certain specific numbers (such as 17995 and 17996) by the subscribers of TieTong to make calls to the subscribers of the Company, TieTong makes a settlement payment to the Company at the rate of RMB0.06 per minute;

(v)	In respect of IDD call service, 197 long distance call service and 197300 debit card call service, TieTong makes a settlement payment to the Company at the rate of RMB0.06 per minute.

The settlement charges receivable by the Company from TieTong under the Tripartite Agreement for the year ending 31 December 2011 are expected to be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules.

The annual caps for the settlement charges payable by the Company to TieTong under the Tripartite Agreement for the year ended 31 December 2010 and the year ending 31 December 2011 are RMB480 million (equivalent to approximately HK$590 million) and RMB500 million (equivalent to approximately HK$614 million), respectively. For the year ended 31 December 2010, the settlement charges payable by the Company to TieTong under the Tripartite Agreement was RMB431 million (equivalent to approximately HK$529 million). Based on the Group’s unaudited management accounts, the aggregate settlement charges payable by the Company under the Tripartite Agreement for the period from 1 January 2011 to 30 September 2011 were RMB322 million (equivalent to approximately HK$396 million).

Based on the historical level of the settlement payments made by TieTong to the Company, the aggregate amount of settlement charges receivable by the Company from TieTong under the Tripartite Agreement (as renewed) for the year ending 31 December 2012 is expected to be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules.

Due to the continuous development of our business and the effective expansion of new subscribers of the Company, both the number of new subscribers and the business volume have sustained growth in 2011. It is anticipated that the number of new subscribers and business volume will maintain the momentum of growth in 2012. As a result, the amount of interconnection settlement from the Company to TieTong will increase. Therefore, it is expected that the aggregate amount of settlement charges payable by the Company to TieTong under the Tripartite Agreement (as renewed) for the year ending 31 December 2012 will increase to an amount not exceeding RMB700 million (equivalent to approximately HK$860 million). Accordingly, this amount is set as the annual cap for the settlement charges payable by the Company to TieTong under the Tripartite Agreement (as renewed) for the year ending 31 December 2012.

RENEWAL OF THE NETWORK ASSETS LEASING AGREEMENT

In order to better position the Group in the changing landscape of the telecommunications industry in China and to enable the Group to meet the subscribers’ demand for one-stop shop telecommunications services, the Company entered into the Network Assets Leasing Agreement with CMCC on 18 August 2011, pursuant to which the Company and its operating subsidiaries on the one hand and CMCC and its subsidiaries (including TieTong and its subsidiaries) on the other will lease their respective telecommunications network operation assets (the “Network Assets”) to each other in return for a leasing fee (the “Assets Leasing Fees”). By utilising the Network Assets of CMCC and its subsidiaries (including TieTong and its subsidiaries), the Company intends to offer its subscribers a complete telecommunications solution. The Network Assets Leasing Agreement will expire on 31 December 2011, and unless the parties agree otherwise, upon expiry of the term, the Network Assets Leasing Agreement shall automatically be renewed for further terms of one year. In view of the expiry of the Network Assets Leasing Agreement on 31 December 2011, the parties have agreed to renew the Network Assets Leasing Agreement on 6 December 2011 for a term of one year commencing on 1 January 2012.

The Network Assets include, among others, access network, transmission network, machinery rooms and equipment. The parties to the Network Assets Leasing Agreement have the right to adjust the scope of the Network Assets leased under the Network Assets Leasing Agreement to suit their respective business needs.

The Assets Leasing Fees are payable on a monthly basis in cash. The Assets Leasing Fees shall be determined with reference to the prevailing market rates but in any event shall not be more than the leasing fees charged to any independent third party for same kinds of Network Assets.

The annual cap for the Assets Leasing Fees payable by the Group to CMCC and its subsidiaries under the Network Assets Leasing Agreement for the year ending 31 December 2011 is RMB1,200 million (equivalent to approximately HK$1,474 million). Based on the Group’s unaudited management accounts, the Assets Leasing Fees payable by the Group to CMCC and its subsidiaries for the period from 1 January 2011 to 30 September 2011 amounted to RMB213 million (equivalent to approximately HK$262 million).

The amount of Assets Leasing Fees receivable by the Group from CMCC and its subsidiaries under the Network Assets Leasing Agreement for the year ending 31 December 2011 is expected to be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules.

In response to the growing competition on full-service business in the telecommunications market in China, the Group intends to increase the scale of the Network Assets leased from CMCC and its subsidiaries in 2012, which the Company considers is an efficient way for the Group to obtain the necessary Network Assets for the enhancement of its full-service business. Accordingly, the Company expects that the amount of Assets Leasing Fees payable by the Group for leasing the Network Assets from CMCC and its subsidiaries will increase substantially in 2012. The amount of Assets Leasing Fees payable by the Group for leasing the Network Assets under the Network Assets Leasing Agreement (as renewed) for the year ending 31 December 2012 is expected not to exceed RMB3,500 million (equivalent to approximately HK$4,300 million). Accordingly, this amount is set as the annual cap for the Assets Leasing Fees payable by the Group to CMCC and its subsidiaries under the Network Assets Leasing Agreement (as renewed) for the year ending 31 December 2012.

The amount of Assets Leasing Fees receivable by the Group from CMCC and its subsidiaries under the Network Assets Leasing Agreement for the year ending 31 December 2012 is expected to be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules.

LISTING RULES IMPLICATIONS

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. As TieTong is a wholly-owned subsidiary of CMCC, TieTong is also a connected person of the Company. Accordingly, the transactions contemplated under the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) constitute continuing connected transactions for the Company under Rule 14A.34 of the Listing Rules.

Since each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the annual caps for the amounts payable or receivable by the Company under the Telecommunications Services Cooperation Agreement (as renewed), and for the amounts payable by the Company under each of the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) is, on an annual basis, above 0.1% but below 5%, each of the transactions contemplated thereunder is classified as a continuing connected transaction under Rule 14A.34 of the Listing Rules and is only subject to the reporting, annual review and announcements requirement set out in the Listing Rules but is exempt from the independent shareholders’ approval requirement under the Listing Rules. Details of the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) will be included in the annual report and accounts of the Company in accordance with Rules 14A.45 and 14A.46 of the Listing Rules.

The Group had no other prior transactions with CMCC or TieTong (as the case may be) and their respective associates which required aggregation with the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) or the Network Assets Leasing Agreement (as renewed) under Rule 14A.25 of the Listing Rules.

The Directors (including independent non-executive Directors) of the Company are of the view that the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) were entered into after arm’s length negotiation between the Company, CMCC and TieTong (as the case may be), reflect normal commercial terms and are in the interests of the shareholders of the Company and the Company as a whole. The Directors (including independent non- executive Directors) are also of the view that the terms as well as the proposed annual caps for the transactions thereunder are fair and reasonable.

None of the Directors has a material interest in the transactions under the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed), the Tripartite Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) or, is required to abstain from voting on the board resolution for considering and approving such transactions.

GENERAL INFORMATION

CMCC is a State-owned company established under the laws of the PRC and the ultimate controlling shareholder of the Company holding indirectly approximately 74.19% of the total issued and outstanding share capital of the Company. Through the Group, CMCC is the leading provider of mobile telecommunications services in the PRC.

TieTong is a fixed-line telecommunications operator in China.

The Group is the leading mobile services provider in China, which operates nationwide mobile telecommunications networks in all thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China and in Hong Kong. The Company is an investment holding company.

This announcement contains translations between Renminbi and Hong Kong dollars at RMB0.81402 = HK$1.00. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at such rate, if at all.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“Board”	the board of Directors of the Company

“CMCC”	China Mobile Communications Corporation, a state-owned enterprise established under the laws of the PRC, the ultimate controlling shareholder of the Company

“Company”	China Mobile Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange and American Depositary Shares are listed on the New York Stock Exchange

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Network Assets Leasing Agreement”	the telecommunications network operation assets leasing agreement dated 18 August 2011 and entered into between the Company and CMCC

“Network Capacity Leasing Agreement”	the TD network capacity leasing agreement dated 29 December 2008 and entered into between the Company and CMCC, as renewed from time to time

“PRC” or “China”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Telecommunications Services Cooperation Agreement”	the telecommunications services cooperation agreement dated 6 November 2009 and entered into between the Company and CMCC, as renewed from time to time

“TieTong”	China TieTong Telecommunications Corporation, a company incorporated in the PRC and a wholly-owned subsidiary of CMCC

“Tripartite Agreement”	the tripartite agreement dated 13 November 2008 and entered into between the Company, CMCC and TieTong, as renewed from time to time

“%”	per cent.

By Order of the Board China Mobile Limited Wang Jianzhou Chairman

Hong Kong, 6 December 2011

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Xi Guohua, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.